Filed by E. I. du Pont de Nemours and Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company; E. I. du
Pont de Nemours and Company; DowDuPont Inc.

Commission File No.: 001- 00815

TALKING POINTS FOR USE BY LEADERS — GUIDANCE FOR INTERACTIONS WITH EMPLOYEES

Today we announced key members of the future senior leadership team for DowDuPont — a major milestone in the process to merge and subsequently move ahead with the intention to create three, highly focused, independent companies.

We recognize that employees may have questions about this announcement, and we ask that you make yourself available to answer any questions. We have prepared the following talking points to assist you in these conversations.

Please note: Ed Breen will issue an all-colleague memo today regarding this announcement. However, due to email delays please direct colleagues to Inside the Oval for immediate access to Ed’s message.

The announcement may generate some media interest, and we remind you not to respond to any media inquiries. All media calls should be directed to Dan Turner: email:  daniel.a.turner@dupont.com; phone: 302-996-8372. In addition, if you would like to provide feedback to the employee communications team regarding colleague questions or needs, please email Patty Seif: Patricia.R.Seif@dupont.com.

Talking Points:

•                  Today we announced key members of the future senior leadership team for DowDuPont.

•                  This represents an important milestone in the process to merge and subsequently move ahead with the intention to create three, highly focused, independent companies.

•                  The senior leadership appointments draw on the exceptional talent at both DuPont and Dow to bring together a world-class group of executives that will be responsible for efficiently integrating DuPont and Dow and standing up the Agriculture, Specialty Products and Material Science business divisions.

•                  Our goal is to equip the Agriculture, Specialty Products and Material Science business divisions so they may operate as independent businesses as soon as possible after the merger closes.

•                  Once the merger closes, DowDuPont will operate as a holding company on top of the current DuPont and Dow organizations. The corporate structure of DowDuPont is intended to be lean and functional, with most of the responsibility and accountability residing within the three divisions.

•                  As previously communicated, Ed Breen will become chief executive officer of DowDuPont and Andrew Liveris will become executive chairman of DowDuPont. They will both report to the DowDuPont Board of Directors.

•                  Senior leadership team appointments announced today include:

•                  Stacy Fox, DuPont’s senior vice president and general counsel, will become general counsel for DowDuPont.

•                  Howard Ungerleider, Dow’s vice chairman and chief financial officer, will become chief financial officer for DowDuPont. The role of Nick Fanandakis, DuPont’s executive vice president and chief financial officer, will be announced prior to the closing of the merger.

•                  Charles J. Kalil, executive vice president and general counsel of Dow, will become special counsellor to the executive chairman of DowDuPont and general counsel of the Material Science business.

•                  The chief operating officers for each of the three business divisions were also named. They include:

•                  Jim Collins, executive vice president for DuPont and leader of DuPont’s Agriculture business segment, will become chief operating officer for DowDuPont’s Agriculture business.

•                  Marc Doyle, executive vice president and leader of DuPont’s Electronics & Communications, Industrial Biosciences, Nutrition & Health, Performance Materials and Safety & Protection businesses, will become chief operating officer for DowDuPont’s Specialty Products business.

•                  Jim Fitterling, president and chief operating officer for Dow will become chief operating officer for DowDuPont’s Material Science business.

•                  Important things to know about today’s announcement include:

•                  These appointments will not become effective until the closing of the merger, which remains on track for the second half of 2016 — there are no changes to our current management team, and DuPont and Dow continue to operate as two separate companies.

•                  This is only the first round of leadership announcements; other leadership roles will be announced prior to the closing of the merger.

•                  Today’s appointments are for DowDuPont only, not for the intended spin-offs. Advisory committees for each business will be established by the DowDuPont Board following the completion of the merger. It will be up to these advisory committees to select the leaders of the independent public companies — a process we expect to occur no more than six months prior to the separations.

•                  This announcement brings more clarity to our ongoing integration planning, and while there are still a number of steps ahead of us, I hope that both our progress and the opportunity are becoming more apparent.

•                  As we move forward, we must remain committed to upholding our Core Values and laser-focused on delivering for our customers.

•                  We will continue to share regular updates on our progress. In the meantime, thank you for your continued commitment and dedication to DuPont.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, DowDuPont Inc. (f/k/a Diamond-Orion HoldCo, Inc.) (“DowDuPont”) has filed with the Securities and Exchange Commission (“SEC”) a preliminary registration statement on Form S-4 (File No. 333-209869) (as may be amended from time to time, the “Preliminary Registration Statement”) that includes a joint proxy statement of The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) and that also will constitute a prospectus of DowDuPont. These materials are not final and may be amended. Dow, DuPont and DowDuPont may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or definitive registration statement or any other document which Dow, DuPont or DowDuPont may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE VERSIONS THEREOF AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Preliminary Registration Statement and the definitive versions of these materials and other documents filed with the SEC (when available) by Dow, DuPont and DowDuPont through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19805
Attention: Investor Relations	Attention: Investor Relations:
1-989-636-1463	1-302-774-4994

Participants in the Solicitation

Dow, DuPont, DowDuPont and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on April 1, 2016 and the joint proxy statement/prospectus of Dow contained in the Preliminary Registration Statement, which are filed with the SEC.  Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on March 18, 2016 and the joint proxy statement/prospectus of DuPont contained in the Preliminary Registration Statement, which are filed with the SEC.  A more complete description will be available in the definitive registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separations, including anticipated timing, any changes to the configuration of businesses included in the potential separation if implemented, (iii) the intended separation of the agriculture, material science and specialty products businesses of the combined company post-mergers in one or more tax efficient transactions on anticipated terms and timing, including a number of conditions which could delay, prevent or otherwise adversely affect the proposed transactions, including possible issues or delays in obtaining required regulatory approvals or clearances, disruptions in the financial markets or other potential barriers, (iv) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (v) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (vi) the ability of Dow or DuPont to retain and hire key personnel, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (viii) uncertainty as to the long-term value of DowDuPont common stock, (ix) continued availability of capital and financing and rating agency actions, (x) legislative, regulatory and economic developments, (xi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Dow’s and/or DuPont’s financial performance, (xii) certain restrictions during the pendency of the merger that may impact Dow’s or DuPont’s ability to pursue certain business opportunities or strategic transactions and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus included in the Preliminary Registration Statement filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the Preliminary Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.